UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2022

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

As previously disclosed, on June 23, 2022, the Nasdaq Stock Market LLC (“Nasdaq”) notified Check-Cap Ltd (the “Company”) that it was eligible for an additional 180 calendar day period, or until December 19, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share. The Company received a letter from Nasdaq that, for the 10 consecutive business days from November 25, 2022 to December 8, 2022, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: December 15, 2022		Title: Chief Executive Officer